UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-41634

HUB Cyber Security Ltd.

Not Applicable

(Translation of registrant’s name into English)

30 Hacharoshet Street

Or Yehuda, Israel

+972-3-924-4074

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Press Release

On November 10, 2026, the Company issued a press release titled “HUB Announces Reverse Share Split.” A copy of each of this press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report on Form 6-K, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: November 12, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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